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                 June 30, 2023

       Krishna Gupta
       Interim Chief Executive Officer
       Presto Automation Inc.
       985 Industrial Road
       San Carlos, CA 94070

                                                        Re: Presto Automation
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 23, 2023
                                                            File No. 333-272913

       Dear Krishna Gupta:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology